EXHIBIT 4.2

[SCOR Letterhead]

Chief Executive Officer

To: [xxxxx]

Paris, November 7, 2005

Dear [xxxxx]:

The Extraordinary General Meeting held on 31 May 2005 authorized the Board to proceed with the allocation of SCOR stock options to Group executives.

I have the pleasure of informing you that you have been allocated [xxxxx] stock options at the share price of EUR 1.66 each. The allocation under the plan is subject to obtaining all required regulatory relief from all applicable government authorities and no options will be exercised under the plan until all applicable government authorities grant such regulatory relief.

You may exercise said stock options from September 17, 2009 to September 15, 2015.

Attached you will find the stock options plan.

By allocating stock options to the group's existing and future executives, the Group wants to show its trust in your medium-term contribution to the Group's redeployment and success, by sharing its future profits with you. Your efforts to date and the work we have still to do in order to ensure the three-year SCOR Moving Forward plan is a success is thus recognized and, I hope, rewarded.

Sincerely yours,

/s/ Denis Kessler

Denis Kessler

SCOR Group Immeuble SCOR 1, Avenue du General de Gaulle 92074 Paris La Defense Cedex France	Tel +33 (0)1 46 98 70 00 Fax +33 (0)1 47 67 04 09 e-mail : info@scor.com www.scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Societe Anonyme au Capital de 156 886 104 Euros